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Attn:	Michael C. Foland, Attorney-Advisor
Kathleen Krebs, Special Counsel
Becky Chow, Staff Accountant
Melissa Walsh, Staff Accountant

Re:	Vertex, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted March 30, 2020
File No. 377-03104

Ladies and Gentlemen:

On behalf of our client, Vertex, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated April 24, 2020, relating to the Company’s draft registration statement on Form S-1 submitted on March 30, 2020 (the “Registration Statement”).

The Company has confidentially submitted today Amendment No. 1 to the Registration Statement (the “Amendment”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of the Amendment and a copy marked to show all changes from the draft version submitted on March 30, 2020.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

Draft Registration Statement submitted on March 30, 2020

Summary Consolidated Financial and Operating Information

Non-GAAP Financial Data (unaudited), page 12

1.                                      Please revise to ensure that your presentations of non-GAAP financial data throughout your filing are not more prominent than the comparable GAAP measures. In this regard, also present the comparable GAAP measures for Adjusted EBITDA margin and free cash flow margin. In addition, revise to include all three major categories of the statements of cash flows with your presentation of free cash flow. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Questions 102.06 and 102.10 of the Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Amendment to ensure that the disclosure gives equal or greater prominence to comparable GAAP measures in each instance where non-GAAP financial measures are used. Specifically, the Company has revised the disclosure on pages 53 and 54 of the Amendment to include, net income (loss), net profit margin, net cash provided by operating activities and operating cash flow margin prior to the presentation of Adjusted EBITDA, Adjusted EBITDA margin, free cash flow and free cash flow margin, as applicable.

In addition, the Company has revised the disclosure on pages 12 and 13 of the Amendment in response to the Staff’s comment.

2.                                      Please clarify your explanation of the usefulness of free cash flow and free cash flow margin as liquidity measures or performance measures. In this regard, you indicate that the measures provide useful information in understanding and evaluating your operating results, while your explanation on page 52 indicates that free cash flow is used in evaluating period-to-period comparisons of liquidity.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 54 of the Amendment to state:

“We consider free cash flow and free cash flow margin to be important measures of liquidity because we believe that they provide useful information in understanding and evaluating our operating results on a period-over-period basis without accounting for the impact of certain expenses that do not directly correlate to our operating performance and that can vary significantly from period-to-period. In addition, we base certain of our forward-looking estimates and budgets on free cash flow and free cash flow margin.”

This revised disclosure matches the explanation of the usefulness of free cash flow and free cash flow margin presented on page 13 of the Amendment.

Capitalization, page 42

3.                                      We note you refer to “this offering and the use of proceeds” in the introductory paragraph to describe the items reflected in your Capitalization table; however, in order to provide an investor with a clear understanding of the items you have included on a pro forma as adjusted basis, please include a qualitative and quantitative description for each of the specific item(s) for which you are giving effect. In addition, following the table, you indicate that the information presented above includes certain assumptions. Please clarify which information in the table gives effect to those assumptions.

Response: The Company acknowledges the Staff’s comment and has revised the qualitative and quantitative disclosure on pages 42 and 43 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 49

4.                                      You disclose that you had over 4,000 customers and average annual recurring revenue per customer was over $65,000 as of December 31, 2019. Please revise to disclose such information for each period presented wherever is applicable throughout the filing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 49 and 82 of the Amendment to include the comparable information for each period presented in the Registration Statement.

5.                                      We note that you derive the majority of your revenue from software subscriptions and you maintain an allowance for subscription cancellations. Please expand your disclosures to describe the cancellation provisions in your contracts. To the extent that the cancellations were significant, please disclose how they have impacted your results and earnings trends.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 55 of the Amendment to describe the cancellation provisions in our contracts. In addition, the Company supplementally confirms to the Staff that cancellations were not significant in any of the periods covered by the Registration Statement.

6.                                      We note you are dependent on relationships with third-party publishers of software business applications. Please tell us what consideration you have given to filing any such material licenses, or related agreements, as exhibits to your registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the risk factor on page 14 of the Amendment to remove the reference to the Company being “highly dependent on relationships with third-party publishers of software business applications.”

In addition, the Company hereby confirms to the Staff that (i) the contracts entered into with third-party publishers have been made in the ordinary course of the Company’s business and (ii) the Company’s business is not substantially dependent on any such contract. Instead, the licenses, contracts and other arrangements with such third-party publishers primarily relate to supporting customer use of each party’s products and access to software development kits and other resources to facilitate the Company’s integrations with the services offered by such publishers. Absent these agreements, the Company believes that it would still be able to develop alternative integrations that would be effective in offering customers the same solutions. As such, while these agreements are mutually beneficial in making it more efficient to offer the Company’s solutions to the customers of third-party software application publishers, none of these agreements give rise to any substantial dependency by the Company. Therefore, the Company has concluded, and respectfully submits to the Staff, that none of the licenses or related agreements by and among the Company and any third-party publishers of software business applications represents a material agreement that would be required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10)(ii) of Regulation S-K.

7.                                      You disclose on page 27 that the COVID-19 outbreak has negatively impacted the global economy and may lead to declines in your customers’ revenue, spending and transactions, which may adversely affect your revenue. Please discuss the reasonably known effects of the COVID-19 pandemic on your business, financial condition and operating results. We refer you to Item 303 of Regulation S-K. If material, discuss how the pandemic has impacted, or may impact, your growth strategy described here and on page 5. For example, disclose whether you have experienced reduced client spend, collection issues, or the loss of clients since the COVID-19 outbreak began. In this regard, we note that you principally price your solutions based on a customer’s revenue base, and retention and expansion of revenue from existing customers is a key factor affecting your performance. For additional guidance, refer to the Division of Corporation Finance Disclosure Guidance Topic No. 9 issued March 25, 2020.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 27, 51 and 52 of the Amendment in accordance with the Staff’s Disclosure Guidance Topic No. 9.

Components of Our Results of Operations, page 53

8.                                      Please revise to disclose the reasonably likely material future effects of the change in accounting policy for your stock appreciation rights after becoming a public business entity. Refer to Question 4 of SAB Topic 14.B.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 68, 69 and F-10 of the Amendment to address the potential future impacts of the anticipated change in accounting policy after becoming a public entity.

However, as the fair value-based measure of the stock appreciation rights (“SARs”) is not determinable at this time, such amount cannot be reasonably estimated with any degree of certainty.

Internal Control Over Financial Reporting, page 64

9.                                      Please clarify how the errors resulting from the material weaknesses relating to revenue recognition and capitalized software development costs were addressed in your financial statements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 65 of the Amendment to clarify that the errors resulting from the material weaknesses relating to revenue recognition and capitalized software development resulted in adjustments to the financial statements prepared by management. The Company evaluated these errors under both quantitative and qualitative standards. The Company confirms for the Staff that such adjustments are reflected in the audited consolidated financial statements included in the Registration Statement.

Business, page 72

10.                               You discuss in MD&A that your customers are shifting to your cloud solutions and that you expect this trend to continue. Please consider discussing your technology infrastructure for your cloud solutions in the Business section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Amendment.

Management, page 86

11.                               Please revise your executives’ biographies to clearly identify the time periods associated with their business experience over the past five years. Refer to Item 401(e) of Regulation S-K for guidance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 86 of the Amendment to clearly identify the time periods associated with each executive’s business experience over the past five years.

Consolidated Statements of Cash Flows, page F-6

12.                               Please revise to include column headers for each period.

Response: The Company acknowledges the Staff’s comment and has revised the table on page F-6 of the Amendment to include the column headers for each period presented.

Notes to Audited Consolidated Financial Statements

Note 1. Summary of significant accounting policies

Earnings Per Share, page F-18

13.                               Please accurately report the amount of net loss attributable to Class B stockholders for 2018 in your illustration of the calculation of diluted net loss per common share.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-19 of the Amendment to accurately report the net loss attributable to Class B stockholders for 2018.

Unaudited Pro Forma Earnings Per Share, page F-19

14.                               We note that pro forma basic and diluted income per share will give effect to the number of shares of common stock to be issued in the initial public offering described in the registration statement. It is only appropriate to give effect to the number of shares whose proceeds will be used to pay dividends or fund distributions to shareholders in excess of earnings in pro forma per share data. Refer to SAB Topic 1.B.3. Please revise.

Response: The Company acknowledges the Staff’s comment and confirms that the pro forma basic and diluted income per share that will be presented in future amendments to the Registration Statement will give effect only to the number of shares whose proceeds will be used to pay dividends or fund distributions to shareholders in excess of earnings, in accordance with SAB Topic 1.B.3.

Recently Issued Accounting Pronouncements, page F-20

15.                               We note that you intend to adopt ASU 2017-04 prospectively effective in 2020 with regard to future business combinations. Please confirm that you will apply this guidance consistently for goodwill impairment tests performed after adoption. Revise your disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-22 of the Amendment accordingly. The Company confirms that this guidance will be applied consistently for goodwill impairment tests performed after adoption.

Note 3. Capitalized software, page F-24

16.                               Based on your disclosures, it appears that you do not begin to amortize capitalized software until it is placed in service; however, amortization should begin when the product is available for general release to customers. Refer to ASC 985-20-35-3. Similarly, we note from your disclosure on page F-23 that internal-use software is not depreciated until it is placed in service; however, amortization of internal-use software should begin when the software is ready for its intended use. Refer to ASC 350-40-35-6. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and refers the Staff to the Software Development Costs policy on pages F-9 and F-10 of the Amendment,

referring respectively to the policy of (i) depreciating internal-use software when it is ready for its intended use and (ii) beginning amortization when the product is available for general use. The disclosures on pages F-24 and F-25 of the Amendment have been revised accordingly.

Note 7. Employee benefit and deferred compensation plans

SAR Plan, page F-29

17.                               Please expand the note to provide the applicable disclosures related to your stock appreciation rights arrangements as required by ASC 718-10-50-2(c)(2) and (d).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-30 of the Amendment to reflect the required information.

General

18.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment. Pursuant to the our consultation with the Staff, we confirm on behalf of the Company that, at such time as the Staff advises, the Company will provide the Staff with copies of all written communications, as defined in Securities Act Rule 405, that the Company or anyone authorized on the Company’s behalf has presented to potential investors in reliance on Section 5(d) of the Securities Act and/or Rule 163B, including written communications used to date.

*              *              *              *

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (202) 637-2165. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter
of LATHAM & WATKINS LLP

Enclosures

cc:       David DeStefano, Vertex, Inc.

Bryan T. R. Rowland, Vertex, Inc.

Marc D. Jaffe, Latham & Watkins LLP

William K. Hackett, Latham & Watkins LLP

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP